December 14, 2009

Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Larry Spirgel, Assistant Director

Re:	CHDT Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2009, June 30, 2009
and September 30, 2009
File No. 000-28831

Ladies and Gentlemen;

We have received your comments to our Form 10-K for the year ended December 31, 2008 and our Form 10-Q’s for the quarters ended March 31, 2009, June 30, 2009 and September 30, 2009 and thank you again for your review to assist and enhance the overall disclosure in our Exchange Act filings.  We supplementally respond to all your comments as follows:

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.
We note that your audit report was signed by an audit firm based in Utah.  We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in China.  After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Utah.

Response: All of our operations are in the United States and not in China.  Our revenues are generated in the United States and our assets are held in the United States.  We purchase our merchandise from contract manufacturers with factories in China, but that merchandise is then shipped to the United States to a 3rd party warehouse –fulfillment center, from where it is then shipped to our retail customers in the United States.  We do not maintain inventory or Company operations in China. Our auditor’s performed the majority of the audit work in Utah.  A small portion of the fieldwork was performed at our Corporate Office in Florida.  Since the majority of the audit work was performed in Utah, the auditors felt it was appropriate to issue the opinion in Utah.

350 Jim Moran Blvd ▪ Suite 120 ▪ Deerfield Beach, FL ▪ 33442 ▪ Phone: (954) 252-3440 ▪ Fax: (954) 252-3442

2.  We note that your auditor makes reference to the report of other auditors in the opinion paragraph of their report.  Please have your auditor explain to us, in detail, the nature of the work performed by other auditors, and the extent of their reliance on their work.  Should your principal auditor elect to place reliance on the work of another audit firm and make reference to that effect in his report, you will need to file the separate report of the other auditors.  Please note that their report would be required to be filed, the other auditor would also be required to have been registered with the PCAOB prior to inclusion of their audit reports in SEC filings.  See Rule 2-05 of Regulation S-X.  Also note that if the firm is foreign, they will need to be credentialed with the Office of the Chief Accountant.  You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information regarding foreign auditors: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976.

Response:  There was an error in the wording of the opinion paragraph of the auditor’s report included in the 10-K for the year ended December 31, 2008.  The wording of the opinion paragraph should have been as follows:  “In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CHDT Corporation and Subsidiaries as of December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.”.  In 2006 CHDT Corporation acquired a company that had been audited by another CPA firm for several years before the company was acquired.  The language in the opinion paragraph that refers to the other auditors was from the audit report for the year ended December 31, 2006, and was mistakenly left in the language for the audit report for the years ended December 31, 2008 and 2007. There was no work performed by other auditors for the years ended December 31, 2008 and 2007.

With respect to the above comments and responses the undersigned, on behalf of CHDT      Corporation (the “Company”) acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that I am writing this response because I was appointed as CFO as Mr. Laurie Holtz retired.  Prior to Mr. Holtz’s retirement, I handled the day-to-day duties of chief financial officer and during Mr. Holtz’s service as Chief Financial Officer, I was involved on a regular basis with the Company’s accounting and financial systems and recordkeeping.  A Form  8K was filed on June 1st 2009, with the Commission announcing this change.

                                                                                         Respectfully Submitted,

/s/ Gerry McClinton
Gerry McClinton
Chief Operating Officer